PROXY RESULTS (Unaudited)
Cohen & Steers
Worldwide Realty Income Fund shareholders voted on the following proposals at the annual meeting held on April 30, 2009. The description of each proposal and number of shares voted are as follows:

Common Shares
					Shares Voted	Authority
					     For	Withheld
To Elect Directors
George Grossman	 			13,232,671 	 704,893
Robert H. Steers	 		13,284,872 	 652,693
C. Edward Ward, Jr.	 		13,276,640 	 660,925